BOSTON  CONNECTICUT  NEW JERSEY  NEW YORK  WASHINGTON, DC
Frank E. Lawatsch, Jr.
Attorney At Law
7 Times Square
New York, NY 10036
T: (212) 297 5830 F: (212) 916 2940
flawatsch@daypitney.com
November 24, 2008
VIA EDGAR AND FACSIMILE NO. (202) 772-9204
H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3628

Re:	Ridgewood Electric Power Trust IV
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 13, 2008
File No. 000-25430

Ridgewood Electric Power Trust V
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 13, 2008
File No. 000-24143
Dear Mr. Owings and Ms. Ransom:
          We are counsel to Ridgewood Electric Power Trust IV (“Trust IV”) and Ridgewood Electric Power Trust V (“Trust V”), each of which is a Delaware trust. We refer to Trust IV and Trust V herein together as the “Trusts”, and each individually as a “Trust”.
          We have received and reviewed the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 21, 2008 (the “Comment Letter”) on the above-referenced Revised Preliminary Proxy Statement on Schedule 14A filed by Ridgewood Electric Power Trust IV (the “Trust IV Consent Statement”) and the above-referenced Revised Preliminary Proxy Statement on Schedule 14A filed by Ridgewood Electric Power Trust V (the “Trust V Consent Statement”; and together, the “Consent Statements”), each filed with the Commission on November 13, 2008. We are furnishing the following responses to the Staff’s comments on the Consent Statements on behalf of the Trusts and

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 24, 2008

Ridgewood Renewable Power LLC, as the Managing Shareholder of the Trusts (the “Managing Shareholder”).
          Where indicated below, the Trusts are including changes to the disclosure in amendments to each of the Consent Statements, which are being filed simultaneously with this response letter via EDGAR.
          The Trusts’ and the Managing Shareholder’s responses to the Staff’s comments are set forth below:
Revised Preliminary Proxy Statement on Schedule 14A for Ridgewood Electric Power Trust IV
Background of and Reasons for the Transaction, page 17
1.	We note your indication that you consulted with Ewing Bemiss on whether Indeck Maine would make a suitable candidate for a public offering of its equity on a stand-alone basis. Please revise to elaborate upon the basis of Ewing Bemiss’ determination that there is no basis “on which Indeck Maine can forecast or demonstrate a strategy for, or a pattern of sustainable growth, that the Managing Shareholder believes...would make it a suitable candidate for a public offering of its equity on a stand-alone basis”

Response: Ewing Bemiss did not independently assess Indeck Maine’s suitability as a candidate for a public offering of its equity on a stand-alone basis. In discussions between the Managing Shareholder and Ewing Bemiss, Ewing Bemiss agreed with the criteria used by the Managing Shareholder and the Managing Shareholder’s conclusion that Indeck Maine was not a suitable public offering candidate. Each of the Consent Statements has been revised to provide this disclosure in the tenth paragraph under the heading “THE TRANSACTION — Background of and Reasons for the Transaction — Reasons for the Transaction” on pages 16-17 of the Trust IV Consent Statement and on page 18 of the Trust V Consent Statement.
Background of and Reasons for the Transaction, page 22
2.	In the first full paragraph on page 22 you state that “both potential buyers improved their prices over the final bid submissions” and, “at that point, the prices were highly competitive with one another.” Clarify whether at any point the competing bidder presented a higher offering price than Covanta and, if so, please identify the price and the competing bidder.

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 24, 2008

Response: Each of the Consent Statements has been revised to provide the requested additional disclosure in the thirteenth paragraph under the heading “THE TRANSACTION - Background of and Reasons for the Transaction – Background of the Transaction” on page 22 of the Trust IV Consent Statement and on page 23 of the Trust V Consent Statement.
Fairness of the Transaction, pages 28-29
3.	We note your response to comment 11 in our letter dated October 21, 2008 and your revised disclosure on page 28 regarding the instructions Ridgewood Maine gave to Ewing Bemiss. Please revise your disclosure to state, as you stated in your response letter, that Indeck Maine did not provide any instructions regarding the scope of the financial advisor’s investigation.

Response: The third paragraph under the subheading “THE TRANSACTION — Fairness of the Transaction,” on page 28 of the Trust IV Consent Statement and on page 29 of the Trust V Consent Statement, has been revised to provide the requested additional disclosure.
4.	Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the following statements you make on page 28:
•	“dramatic changes occurred both in the specific power markets and commodity markets...”

•	“Largely driven by declines in commodity gas forecasts, merchant retail power prices in the NEPOOL...declined from a 2009 projected rate of $75.43 per MWh to $56.84 per MWh...”

•	“RPS Attributes prices have experienced a similar downward trend, falling from $49.93 from management’s projections to $32 in November,” and

•	“Similar reductions in value can be seen throughout the comparable energy market.”

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 24, 2008

Response: The requested information is attached as Appendices A-C to this letter as supplemental information for the Staff. Specifically:
•	Support for the statements that “dramatic changes occurred both in the specific power markets and commodity markets...” and that “[l]argely driven by declines in commodity gas forecasts, merchant retail power prices in the NEPOOL...declined from a 2009 projected rate of $75.43 per MWh to $56.84 per MWh...” is provided in Appendix A attached hereto. Page A-1 of Appendix A sets forth Ewing Bemiss’ analysis supporting these statements. We refer you to pages A-2 through A-5 of Appendix A, with specific reference to the marked text on page A-3, and page A-5, which set forth the presentation of 2009 futures pricing and other pertinent information as reflected in the March and October issues of the Energy Solutions, Inc. monthly publication, The Advisor, for independent support for the referenced statement.

•	Support for the statement that “RPS Attributes prices have experienced a similar downward trend, falling from $49.93 from management’s projections to $32 in November,” is provided on Appendix B attached hereto. Page B-1 of Appendix B provides Ewing Bemiss’ analysis of the Massachusetts Renewable Energy Certificate market, as Renewable Energy Certificates (referred to in the Consent Statements as RPS Attributes) can be sold in auctions and used for compliance under the Massachusetts Portfolio Standard program. We refer you to the marked text on pages B-2 and B-5 of Appendix B for independent support for the referenced statement.

•	Support for the statement that “[s]imilar reductions in value can be seen throughout the comparable energy market,” is provided in Appendix C attached hereto. Page C-1 of Appendix C sets forth Ewing Bemiss’ analysis of the enterprise values of the comparables group used in Ewing Bemiss’ public comparable analysis of publicly traded renewable energy companies and independent power producers from August to November 2008. We refer you to pages C-2 to C-6 of Appendix C for independent support for the referenced statement.

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 24, 2008

5.	We note your disclosure on page 29, which indicates that the Managing Shareholder did not consider asking for a fairness opinion from Ewing Bemiss regarding the proceeds of the Sale to shareholders of the Trusts “because, such an opinion would, among other things, require Ewing Bemiss to make numerous assumptions concerning the amount and timing of such payments...” Considering you provide estimated payments to the shareholders of the Trusts on page 36, please revise to explain why an opinion couldn’t be rendered on those amounts notwithstanding the availability of these estimates and their underlying assumptions.

Response: The eighth paragraph under the heading “THE TRANSACTION — Fairness of the Transaction”, on pages 29-30 of the Trust IV Consent Statement and on pages 30-31 of the Trust V Consent Statement, has been revised to provide the requested additional disclosure. Additionally, footnote 6 to the table under the heading “SUMMARY TERM SHEET – Distribution of Proceeds of the Sale to Shareholders of the Trusts and to Indeck Energy”, on pages S-5 — S-6 of the Trust IV Consent Statement and on page S-6 of the Trust V Consent Statement, and under the heading “THE TRANSACTION — Distribution of Proceeds of the Sale to Shareholders of the Trusts and to Indeck Energy” on pages 36-37 of the Trust IV Consent Statement and on pages 37-38 of the Trust V Consent Statement, has been revised to clarify that the “Estimated Net Proceeds per Investor Share” set forth in such tables relate to amounts projected to be received by the Trusts and not to amounts to be distributed to shareholders and, as such, are included for illustrative purposes only.
Recommendation of the Managing Shareholder, page 34
6.	We note your response to comment 13 in our letter dated October 21, 2008 and your indication that there were no significant factors relating to the proposed sale that made the sale inadvisable. It appears, however, that at the very least the tax ramifications of the transaction might have been a negative factor, albeit one that might not have made the sale inadvisable. Please advise.

Response: The Managing Shareholder considered a number of potentially negative factors relating to the Sale, such as potential material improvement in the future prospects of energy prices and the potential for new or improved renewable energy incentive programs, and determined that no such factor, by itself or together with any other factors, was significant enough to make the Sale inadvisable.

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 24, 2008

Preliminary Proxy Statement on Schedule 14A for Ridgewood Electric Power Trust V
7.	Please provide corresponding responses to the questions above and make conforming changes to the proxy statement for Trust V, as applicable.

Response: Responses to the questions above are provided in this letter for both Trust IV and Trust V and each of the Consent Statements has been revised in response to such questions as described in this letter.
* * * * *
          This letter was filed by EDGAR on November 24, 2008.
          In the event that you have any questions or comments, please feel free to contact me at (212) 297-5830. Thank you.

Very truly yours,

Frank E. Lawatsch, Jr.

cc:	Ridgewood Electric Power Trust IV
Ridgewood Electric Power Trust V
Ridgewood Renewable Power LLC

APPENDIX A
Dramatic changes occurred in the specific power and commodity markets from March 2008 through October 2008. Energy production in the ISO New England power market is dominated by natural gas-fired generation. Because a large portion of the electricity in the ISO New England market is generated using natural gas, natural gas prices are typically the most important factor in determining wholesale electricity prices in that market. Under normal conditions, the clearing price of electricity largely reflects the cost of natural gas delivered to New England adjusted for the heat rate of the marginal generator. Based on the clearing price of forward prices for Henry Hub gas futures traded on the New York Mercantile Exchange (the “NYMEX”) on March 5, 2008, the average price for a contract in 2009 was $10.32. Based on assumptions of the transportation costs of the gas and an assumed heat rate, the implied merchant power price can be calculated. As of March 5, 2008, power prices were forecast to be approximately $75 per MWh in 2009. As of October 28, 2008, NYMEX Henry Hub futures for delivery in 2009 fell to an average price of $7.50 per contract. Using the same methodology, the implied projected merchant power price fell to approximately $57 per MWh in 2009. The table below shows NYMEX futures as well as implied power pricing.

		Forward Month for 2009
														2009
Date	Index	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Average
5/2/08	Nymex Futures	11.86	11.82	11.55	9.79	9.57	9.63	9.71	9.80	9.74	9.86	10.12	10.44	$10.32
5/2/08	Implied Power Price	85.24	84.95	83.20	71.76	70.34	70.73	71.24	71.79	71.44	72.22	73.91	75.99	$75.23
10/28/08	Nymex Futures	7.20	7.25	7.21	7.16	7.21	7.33	7.46	7.54	7.58	7.66	7.99	8.37	$7.50
10/28/08	Implied Power Price	54.93	55.22	55.00	54.64	54.98	55.76	56.61	57.16	57.37	57.89	60.07	62.50	$56.84
The source for the pricing in the above chart is the NYMEX. The NYMEX website publishes current pricing data and does not contain the historical pricing. Ewing Bemiss accessed the pricing from the NYMEX at the time of the forecasts to verify the pricing assumptions as well as the October 28, 2008 pricing. NYMEX should verify these pricing curves orally if contacted directly.
As another reference for gas futures pricing differential from March to October 2008, the attached publications, which are from an Energy Solutions, Inc. monthly publication, The Advisor, present the 2009 futures pricing in their March and October issues, albeit on different days than those Ewing Bemiss accessed shown in the above chart.

THE MONTHLY
ADVISOR

March 2008
Volume 12, Issue 3

Published by Energy Solutions Inc
natural gas buying advisors


ESI's Outlook
Bullish
Turning
Neutral

Until the peak is confirmed, natural gas prices will maintain a bullish bias that has been caused by a close association to crude oil prices and the impact of speculative investors rather than underlying fundamentals of supply and demand. Therefore, trying to predict price direction is challenging because until there is some sort of de-coupling from crude oil commodities, natural gas prices will move based on factors that have no association to underlying factors that should be responsible for influencing natural gas price direction. We believe this de-coupling will occur, but in order for that to happen, the market needs some type of new information that will provide an increased comfort level over the balance of supply and demand. We believe that new information is going to be the pace of weekly storage injections and that the results of this information are going to find its way into pricing by the end of April. A lower than average injection pace will instill fear in the marketplace, and the link to crude oil could remain in place. However, a higher than average weekly injection pace could be exactly the ammunition necessary to bring some logic back to natural gas prices by severing the link to crude oil.

Bearish: Anticipating a price decline.
Bullish: Anticipating a price increase.
Neutral: Price volatility up and down as the market awaits the next price signal.

Natural Gas Prices: Who is in Control?

This recent release by Energy Solutions, Inc., is an easy-to-read analysis designed to help commercial and industrial buyers of natural gas increase their understanding of today's complex and frustrating natural gas market. In short, the analysis covers a myriad of issues impacting natural gas prices today and then identifies the market forces needed to bring natural gas prices back to more reasonable price levels for natural gas buyers.

Click Here to Download Analysis Overview

Click Here to Download Entire Analysis

Inside This Issue

Pricing Outlook Information 2-9
Pricing Analysis: "At a Glance" 2
Pricing Outlook Summary 3
Other Pricing Data and Issues 4-7
Historical NYMEX Price Data 5
Storage Analysis & Outlook 6
Weather Analysis & Outlook 7-8

Education and Industry News: 9-11
The U.S. Dollar Index 9
Oil Impacts Many Products 10
Marcellus Shale Holds Major Reserves 11
Issues Arise in CME/NYMEX Merger 11

NYMEX Pricing Data 12-13

Gas Conversions:
1 Dth (dekatherm) equals 10 therms
1 Mcf (thousand cubic feet) equals 1 dekatherm (approx.)
1 Bcf (billion cubic feet) equals 1,000,000 Dth (approx.)
1 MMBtu equals 1 dekatherm

© Copyright 2008 Energy Solutions, Inc.

NYMEX Settlement Prices on 03/13/08 Apr-08 $10,230 May-08 $10,306 Jun-08 $10,384 Jul-08 $10,475 Aug-08 $10,536 Sep-08 $10,546 Oct-08 $10,601 Nov-08 $10,856 Dec-08 $11,211 Jan-09 $11,416 Feb-09 $11,356 Mar-09 $11,101 Apr-09 $ 9,501 May-09 $ 9,326 Jun-09 $ 9,371 Jul-09 $ 9,431 Aug-09 $ 9,481 Sep-09 $ 9,486 Oct-09 $ 9,561 Nov-09 $ 9,791 Dec-09 $10,151 —— — Jan-10 $10,366 Feb-10 $10,356 Mar-10 $10,106 Apr-10 $ 8,996 May-10 $ 8,896 Jun-10 $ 8,946 Jul-10 $ 9,011 Aug-10 $ 9,061 Sep-10 $ 9,071 Oct-10 $ 9,151 Nov-10 $ 9,426 Dec-10 $ 9,791 Jan-11 $10,021 Feb-11 $10,011 Mar-11 $ 9,776 Apr-11 $ 8,886 May-11 $ 8,836 Jun-11 $ 8,896 Jul-11 $ 8,961 Aug-11 $ 9,011 Sep-11 $ 9,021 Oct-11 $ 9,099 Nov-11 $ 9,379 Dec-11 $ 9,764 Daily Trading Data : Highs and Lows NYMEX Trading Daily Daily Daily Daily WUI III OwL Date Open High Low Settlement Trading Mar 08 02/11/08 $ 8,405 $8,627 $8,395 $ 8,531 Mar 08 02/12/08 $ 8,562 $8,619 $8,360 $ 8,436 Mar 08 02/13/08 $ 8,410 $8,555 $8,336 $ 8,338 Mar 08 02/14/08 $ 8,395 $8,802 $8,355 $ 8,772 Mar 08 02/15/08 $ 8,751 $8,847 $8,636 $ 8,660 Mar 08 02/19/08 $ 8,755 $9,070 $8,734 $ 8,977 Mar 08 02/20/08 $ 9,023 $9,120 $8,898 $ 8,965 Mar 08 02/21/08 $ 8,939 $9,050 $8,840 $ 8,891 Mar 08 02/22/08 $ 8,860 $9,239 $8,771 $ 9,146 Mar 08 02/25/08 $ 9,335 $9,360 $9,061 $ 9,186 Mar 08 02/26/08 $ 9,151 $9,327 $9,103 $ 9,206 Mar 08 02/27/08 $ 9,156 $9,202 $8,880 $ 8,930 Apr 08 02/28/08 $ 9,024 $9,498 $9,012 $ 9,443 Apr 08 02/29/08 $ 9,421 $9,478 $9,302 $ 9,366 Apr 08 03/03/08 $ 9,387 $9,605 $9,270 $ 9,346 Apr 08 03/04/08 $ 9,296 $9,499 $9,254 $ 9,353 Apr 08 03/05/08 $ 9,368 $9,876 $9,340 $ 9,741 Apr 08 03/06/08 $ 9,836 $9,855 $9,642 $ 9,742 Apr 08 03/07/08 $ 9,765 $10,004 $9,686 $ 9,769 Apr 08 03/10/08 $ 9,840 $10,063 $9,627 $10,024 Apr 08 03/11/08 $10,070 $10,139 $9,844 $10,000 Apr 08 03/12/08 $10,023 $10,087 $9,860 $10,011 Apr 08 03/13/08 $10,087 $10,258 $9,999 $10,230 This chart reflects the daily trading range of the front-month natural gas NYMEX contract since 02/11/08. The Daily Open indicates the price of the contract when the trading day began. The Daily High and Daily Low represents the daily trading range. The Daily Settlement, also referred to as the closing price, represents the price at the end of the trading day. The Daily Open price is usually close to the Daily Settlement price from the day before. { NYMEX Strip Prices } — { (Settlement on 03/13/08) — 3-Month $10.31 —— — 6-Month $10.41 —— — 12-Month $10.75 24-Month $10.25 — 04/08-10/08 $10.44 — 11/08-03/09 $11.19 04/09-10/09 $ 9.45 —— — 2008 $10.57 —— — 2009 $10.00 2010 $ 9.43 —— — Strip Price Defined A strip price is the simple average of several months. For example, the 3-Month strip price is the simple average of the settlement price for April 2008, May 2008 and June 2008. By comparison, the 2008 strip price is the simple average for Mar-Dec 2008. The value of natural gas contracts into the future are representative of anticipated market conditions. Prices for 2008 have risen dramatically in the past month as the reality of colder weather has replaced the earlier weather forecasts calling for above-normal temperatures in the month of February.

THE MONTHLY
ADVISOR

October 2008
Volume 12, Issue 10

Published by Energy Solutions Inc natural gas buying advisors

ESI's Outlook

Bearish or Neutral Turning Bullish

Bearish or Neutral

We don't believe it's the fundamentals of supply and demand pushing prices lower as prices are already below the cost of production estimated at between $7-$7.50 per MMBtu. Instead, we believe downside will be entirely dependent on the collapse and/or further liquidation of energy assets by financial players or hedge funds. If the surge of selling continues, natural gas prices may reach price levels that don't even make sense. But remember, $13.69 per MMBtu in July didn't seem to make much sense either. Overall, we feel the downside is now in the hands of remaining financial players and hedge funds. When they are done liquidating contracts in an effort to raise collateral or to stay afloat, the momentum to the downside should end.

Longer-term Outlook: Bullish

In 17 of the last 18 years, natural gas prices have rallied into the 4th quarter. With the non-commercial sector holding an extreme net short position, the stage is set for this rally once again this year. There isn't a clear identification of when this rally will begin, so for that reason we believe it makes sense to continue to make purchases for 2008 and into 2009. Following this seasonal 4th quarter rally, we expect another buying opportunity for 2009 during the 1st quarter decline.

Bearish:	Anticipating a price decline.
Bullish:	Anticipating a price increase.
Neutral:	Price volatility up and down as the market awaits the next price signal.

Gas Prices: A Perception Market

In this month's edition, we've evaluated how perceptions impact natural gas prices. Sometimes perceptions actually carry more clout than reality, and that certainly seemed to be the situation in 2008. Perceptions impact buying decisions, and perception can impact buying regrets. So, how do you get around this? Make sure your company has a structured buying strategy. Simple or complex, a buying strategy allows decisions to made separate from emotions. And the added plus … a buying strategy or plan usually means fewer memos to and from accounting.

Inside This Issue

Pricing Outlook Information **2-9**
Pricing Analysis: "At a Glance" 2
Pricing Analysis and Outlook 3
Natural Gas Prices: A Perception Market 4-5
Pipeline Project Round-Up 6
Other Pricing Data and Issues 4-9
Drilling Rigs and COT Data 6
Historical NYMEX Price Data 7
Storage Analysis & Outlook 8
Weather Outlook 9

Education: The CDS Link to Natural Gas . 10-11

Industry News: **12-13**
Producers Announcing Cuts 12
UBS to Close Gas Trading Unit 12
Offshore Drilling Ban to Expire 13

NYMEX Pricing Data **14-15**

Gas Conversions:
- 1 Dth (dekatherm) equals 10 therms
- 1 Mcf (thousand cubic feet) equals 1 dekatherm (approx.)
- 1 Bcf (billion cubic feet) equals 1,000,000 Dth (approx.)
- 1 MMBtu equals 1 dekatherm

© Copyright 2008 Energy Solutions, Inc.

Settlement Prices on 10/08/08 Nov-08 $6,742 Dec-08 $7,074 —— — Jan-09 $7,382 Feb-09 $7,449 Mar-09 $7,354 I Apr-09 $7,244 May-09 $7,311 Jun-09 $7,433 I Jul-09 $7,565 \ Aug-09 Sep-09 $7,662 $7,694 Oct-09 $7,774 Nov-09 $8,094 / $8,459 / Dec-09 — Jan-10 $8,689 Feb-10 $8,689 Mar-10 $8,489 Apr-10 $7,809 May-10 $7,774 Jun-10 $7,859 Jul-10 $7,954 Aug-10 $8,034 Sep-10 $8,064 Oct-10 $8,149 Nov-10 $8,409 Dec-10 $8,724 —— — Jan-11 $8,954 Feb-11 $8,934 Mar-11 $8,689 Apr-11 $7,869 May-11 $7,794 Jun-11 $7,879 Jul-11 $7,974 Aug-11 $8,054 Sep-11 $8,084 Oct-11 $8,164 Nov-11 $8,409 Dec-11 $8,689 —— — Daily Trading Data Highs and Lows NYMEX Contract Trading Date Daily Open Daily High Daily Low Daily Settlement Trading Oct08 09/10/08 $7,464 $7,579 $7,250 $7,393 Oct08 09/11/08 $7,437 $7,648 $7,162 $7,248 Oct08 09/12/08 $7,252 $7,670 $7,120 $7,366 Oct08 09/15/08 $7,372 $7,840 $7,071 $7,374 Oct08 09/16/08 $7,310 $7,520 $7,135 $7,279 Oct08 09/17/08 $7,333 $7,989 $7,270 $7,910 Oct08 09/18/08 $7,965 $8,320 $7,411 $7,621 Oct08 09/19/08 $7,570 $7,748 $7,425 $7,531 Oct08 09/22/08 $7,451 $7,745 $7,361 $7,658 Oct08 09/23/08 $7,729 $8,060 $7,600 $7,931 Oct08 09/24/08 $8,015 $8,160 $7,605 $7,679 Oct08 09/25/08 $7,666 $7,942 $7,460 $7,724 Oct08 09/26/08 $7,740 $7,758 $7,296 $7,472 Nov08 09/29/08 $7,628 $7,665 $7,140 $7,221 Nov08 09/30/08 $7,176 $7,542 $7,176 $7,438 Nov08 10/01/08 $7,518 $7,938 $7,450 $7,728 Nov08 10/02/08 $7,800 $7,834 $7,434 $7,481 Nov08 10/03/08 $7,450 $7,500 $7,290 $7,358 Nov08 10/06/08 $7,348 $7,348 $6,823 $6,835 Nov08 10/07/08 $6,900 $7,011 $6,730 $6,768 Nov08 10/08/08 $6,768 $6,834 $6,510 $6,742 This chart reflects the daily trading range of the front-month natural ^as NYMEX contract since 08/06/08. The Daily Open indicates the price of the contract when the trading day began. The Daily High and Daily Low represents the daily trading range. The Daily Settlement, also referred to as the closing price, represents the price at the end of the trading day. The Daily Open price is usually close to the Daily Settlement price from the day before. NYMEX Strip Prices (Settlement on 10/08/08) Strip Price Defined 3-Month $7.07 —— — 6-Month’ $7.21 — 12-Month $7.39 — 24-Month $7.78 11/08 $6.74 11/08-03/09 $7.20 04/09-10/09 $7.53 2008 $6.91 — 2009 $7.62 — 2010 $8.22 A strip price is the simple average of several months. For example, the 3-Month strip price is currently the simple average of the settlement price for November 2008, December 2008 and January 2009. By comparison, the 12-month strip is the simple average for November 2008 through October 2009. The value of natural gas contracts into the future are representative of anticipated market conditions. In early July the average for 2009 and 2010 was $12.29 per Mate and $11.10, respectively. Prices for these years are now more than $4 per Mate lower than they were 90 days ago. \

APPENDIX B
The Indeck Maine projects qualify for Massachusetts renewable energy certificates, or RECs. RECs can be sold in auctions and can be used for compliance under the Massachusetts Renewable Portfolio Standard, or RPS, or for Massachusetts’ voluntary green choice programs. The RPS mandates that companies selling electricity on the retail level in the state must “retire” a quantity of qualified RECs equivalent to a percentage of the total number of megawatt hours they sell. For the 2007 compliance year, that percentage is 3%.
Evolution Markets, a New York based financial services firm regularly conducts auctions of RECs for the Massachusetts Renewable Energy Trust, or MRET, which is administered by the Massachusetts Technology Collaborative, a quasi-public economic development agency. The table below shows the results of the past two auctions conducted on May 9, 2008 and October 8, 2008.

Date	Type	Quantity	Average Price
5/9/2008	MA New RECs	7,826	$54.58
10/8/2008	MA New RECs	6,743	$30.61
10/8/2008	CT Class I	940	$24.50
The information summarized in the chart above is derived from the two publications from Evolution Markets, copies of which are attached.
Massachusetts REC pricing substantially decreased from May to October of 2008 from an average price of $54.48 to $30.61. In a statement in Evolution Markets press release relating to the October 8, 2008 auction, Evolution Markets stated:
“Massachusetts RECs, continued regulatory uncertainty, and credit concerns have contributed to a drop in prices from their historical levels at or near the Massachusetts Alternative Compliance Payment. The same is true for Connecticut RECs prices, which continue a downward trend. These prices reflect natural swings in the supply and demand balance in New England REC markets, as the traditionally high prices have at last stimulated additional supply.”

MASSACHUSETTS TECHNOLOGY COLLABORATIVE Renewable Energy Trust MARKETS For Immediate Release Media Contacts: Evan A. Ard (Evolution Markets) Chris Kealey (MTC) p: +1 914.323.0210 p: +1 508.870.0312 xl240 m: +1 917.653.7244 e: kealey@masstech.org e: eard@evomarkets.com Evolution Markets Completes Auction of Massachusetts Renewable Certificates for Massachusetts Technology Collaborative — MTC’s First Online Auction Yields More Than $400,000 — Westborough, MA (May 09, 2008): Evolution Markets Inc. yesterday completed an auction of renewable energy certificates (RECs) for the Massachusetts Technology Collaborative (MTC). MTC, a quasi-public economic development agency that manages the state’s Renewable Energy Trust, sold all of the Massachusetts “New” Renewable Certificates on auction for an average price of $54.58. This auction was the first by MTC to utilize Evolution Markets’ online auction platform, EvoAuctions. The MTC auction sold 7,826 Massachusetts “New” Renewable Certificates that were generated in the fourth quarter of 2007. 3,370 of the Massachusetts-eligible certificates were generated from the Ameresco Chicopee landfill gas-to-energy facilities 1, 2, and 3, which have been approved by the Massachusetts Department of Energy Resources as an eligible source under the Massachusetts Renewable Portfolio Standard. In addition, 4,456 of the Massachusetts-eligible certificates sold were generated by the PSNH Northern Wood Power Project (Schiller Station) biomass facility. The PSNH Schiller facility is also approved by the Massachusetts Division of Energy Resources as an eligible source under the Massachusetts Renewable Portfolio Standard. Hr^*Bidders interested in participating in the auction were required to submit bids to Evolution Markets via the online auction platform or by telephone or prior to 2:00 pm (Eastern Time) on May 08, 2008. MTC offered the 7,826 RECs in two lots of 2,000 RECs each, three lots of 1,000 RECs each, and one lot of 826 RECs. The auction attracted a total of five bidders for the Massachusetts RECs, of which two bidders were successful at prices ranging from $51.00 to $55.00. Total proceeds from the auction are $427,126.00. “This auction once again proves there is significant demand for Massachusetts RECs and that MTC is a desired counterparty in the marketplace. With the creation of the EvoAuctions online platform, we are providing MTC and other public agencies the transparency that they desire for the sale and procurement of their RECs. I feel that the online platform contributed to the significant participation in this auction, and we have received positive feedback from the participants regarding the simplicity and functionality of the site,” said Andrew Kolchins, Director, Renewable Energy Markets at Evolution Markets. “Lastly, despite an increase in the supply of Massachusetts RECs, this auction demonstrates that demand remains strong for 2007 Massachusetts ‘new’ RECs. MTC’s RECs traded for only $2.12 under the Massachusetts Alternative Compliance Payment, a very slight discount.” “For our most recent auction we sought to enhance transparency and the overall efficiency of the bidding process, and Evolution Markets’ online auction platform met these objectives,” said Ian Springsteel, Industry Investment & Development Manager for the Massachusetts Technology Collaborative. “We are not only pleased by the revenue generated by the auction, but also by taking the next step in our auction process by bringing it to the electronic screen.” The RECs sold in the auction can be used for compliance under the Massachusetts Renewable Portfolio Standard (RPS), or for Massachusetts’ voluntary green choice programs. The RPS mandates that companies selling electricity on the retail level in the state must “retire” a quantity of qualified RECs equivalent to a percentage of the total number of megawatt hours they sell. For the 2007 compliance year, that percentage is 3%. In addition, through voluntary choice programs, a growing number of Massachusetts consumers are choosing to pay more on their electricity bill to support renewable projects. Complete auction results are available at the following link: http://www.evomarkets.com/reports/mkupdates/rec/ma-auction-080508-results.htm For additional information regarding the auction procedure or results please contact: Andrew Kolchins Director, Environmental Markets Evolution Markets Inc. 914.323.0257 akolchins@evomarkets.com Questions regarding decisions and policies of the MTC should be directed to: Ian Springsteel Industry Investment & Development Manager Massachusetts Technology Collaborative 508.870.0312x1255 springsteel@masstech. org About Evolution Markets Inc. Evolution Markets Inc. provides strategic financial and industry-leading transactional services to participants in global environmental markets and the clean energy sector. Formed in 2000, the company has become the green markets leader, leveraging its unrivaled experience and knowledge on behalf of participants in the global carbon, U.S. emissions, renewable energy, weather derivative, and over the counter (OTC) coal, natural gas, nuclear fuel, and biofuels markets. Evolution Markets is actively involved in the emerging compliance REC markets in NEPOOL, PJM, NY, CA, and Texas. In addition Evolution Markets also serves the nationwide voluntary REC market. Evolution Markets’ Renewable Energy Markets team was voted “Best Broker” for U.S. Renewable Energy Certificate Markets by Environmental Finance magazine in 2003, 2004, 2005, 2006, and 2007. www.evomarkets.com

About Massachusetts Technology Collaborative The Massachusetts Technology Collaborative is the state’s quasi-public economic development agency focused on growing the renewable energy sector and the state’s knowledge-based economy. MTC administers the Renewable Energy Trust, which works to generate the maximum economic and environmental benefits from renewable energy for citizens of the Commonwealth. The Trust has supported more than 1,300 projects to generate new clean electricity, create new economic opportunity, and spur construction of highly energy efficient green buildings and schools that incorporate renewable technologies. For more information, please visit: www.masstech.org. # # #

EVOLUTION MARKETS For Immediate Release Media Contacts: Evan A. Ard (Evolution Markets) p:+1914.323.0210 m: +1 917.653.7244 e: eard@evomarkets.com Evolution Markets Completes Auction of Massachusetts and Connecticut Renewable Certificates for Massachusetts Renewable Energy Trust White Plains, NY (October 08, 2008): Evolution Markets Inc. today completed an auction of renewable energy certificates (RECs) for the Massachusetts Renewable Energy Trust (MRET) which is administered by the Massachusetts Technology Collaborative, a quasi-public economic development agency. MRET sold all of the 2008 Massachusetts “New” Renewable Certificates on auction (6,743) for an average price of $30.61 and all of the 2008 Connecticut Class I Renewable Certificates on auction (940) for an average price of $24.50. The auction also offered 26,000 2009 Massachusetts “New” Renewable Certificates, but MRET chose not to accept any bids for these forward RECs. Bidders interested in participating in the auction were required to submit bids to Evolution Markets via the online auction platform or by telephone or prior to 2:00 pm (Eastern Time) on October 07, 2008. The auction attracted a total of eight bidders for the 2008 Massachusetts RECs, of which three bidders were successful at prices ranging from $32.00 to $30.00. The auction attracted a total of four bidders for the 2008 Connecticut RECs, of which one bidder was successful at the price of $24.50. Total proceeds from the auction are $229,433. “This auction is the strongest indication yet that the dynamics of the New England renewable energy markets have significantly changed,” said Andrew Kolchins. Director. Renewable Energy Markets at Evolution w Markets. “An increase in the supply of|Massachusetts RECs, continued regulatory uncertainty, and credit \ sjC “concerns have contributed to a drop in prices from their historical levels at or near the Massachusetts 1 Alternative Compliance Payment. The same is true for Connecticut RECs prices, which continue a downward I trend. These prices reflect natural swings in the supply and demand balance in New England REC markets, as l the traditionally high prices have at last stimulated additional supply.” \ “While this auction demonstrated new pricing trends for New England REC markets, it was again successful in recouping funds for further investment in renewable energy facilities in Massachusetts,” said Ian Springsteel, Senior Manager, Industry Investment & Development for the MRET. “The Massachusetts market, in particular, is evolving as expected given increases in available RECs. While the 2009 RECs on offer received attention from four bidders, pricing was not strong enough to sell the RECs forward at this time.” (more)

Page Two. The 6,743 Vintage 2008 Massachusetts-eligible certificates for sale were generated from the Ameresco Chicopee landfill gas-to-energy facilities 1, 2, and 3, which have been approved by the Massachusetts Department of Energy Resources as an eligible source under the Massachusetts Renewable Portfolio Standard. In addition, the 26,000 Vintage 2009 Massachusetts-eligible certificates for forward sale will be generated from the PSNH Northern Wood Power Project (Schiller Station) biomass facility. This project has also been approved as an eligible source under the Massachusetts Renewable Portfolio Standard. Lastly, the 940 Connecticut-eligible certificates are from the Swift River Pepperell Hydroelectric facility, located in Pepperell, MA, which has been approved by the Connecticut Public Utility Commission as a Class I Renewable Certificate producer. Complete auction results are available at the following link: http://www.evomarkets.com/reports/mkupdates/rec/ma-auction-081007-results.html For additional information regarding the auction procedure or results please contact: Andrew Kolchins Director, Environmental Markets Evolution Markets Inc. 914.323.0257 akolchins@evomarkets.com Questions regarding decisions and policies of the MTC should be directed to: Ian Springsteel Industry Investment & Development Manager Massachusetts Technology Collaborative 508.870.0312x1255 springsteel@masstech.org About Evolution Markets Inc. Evolution Markets Inc. provides strategic financial and industry-leading transactional services to participants in global environmental markets and the clean energy sector. Formed in 2000, the company has become the green markets leader, leveraging its unrivaled experience and knowledge on behalf of participants in the global carbon, U.S. emissions, renewable energy, weather derivative, and over the counter (OTC) coal, natural gas, nuclear fuel, and biofuels markets. Evolution Markets is actively involved in the emerging compliance REC markets in NEPOOL, PJM, NY, CA, and Texas. In addition Evolution Markets also serves the nationwide voluntary REC market. Evolution Markets’ Renewable Energy Markets team was voted “Best Broker” for U.S. Renewable Energy Certificate Markets by Environmental Finance magazine in 2003, 2004, 2005, 2006, and 2007. www.evomarkets.com About Massachusetts Technology Collaborative The Massachusetts Technology Collaborative is the state’s quasi-public economic development agency focused on growing the renewable energy sector and the state’s knowledge-based economy. MTC administers the Renewable Energy Trust, which works to generate the maximum economic and environmental benefits from renewable energy for citizens of the Commonwealth. The Trust has supported more than 1,300 projects to generate new clean electricity, create new economic opportunity, and spur construction of highly energy efficient green buildings and schools that incorporate renewable technologies. For more information, please visit: www.masstech.org. # # #

APPENDIX C
From August 21, 2008 to November 7, 2008, the valuations of energy and power companies fell substantially. The enterprise values of the comparables group used in Ewing Bemiss’ public comparable analysis of publicly traded renewable energy companies and independent power producers fell 30% and 25% respectively during this time period as shown in the chart below.

	Stock	Enterprise	Stock	Enterprise
	Price	Value	Price	Value
	8/21/2008	8/21/2008	11/7/2008	11/7/2008
	($)	($000’s)	($)	($000’s)
Renewable Energy Companies
3i Group Plc (LSE:III)	16.09	8,895,982	8.13	5,478,321
Algonquin Power Income Fund (TSX:APF.UN)	6.90	976,262	2.56	580,780
Boralex Inc. (TSX:BLX)	13.99	631,534	6.64	341,604
Canadian Hydro Developers Inc. (TSX:KHD)	4.46	1,100,443	2.68	792,099
Covanta Holding Corporation (NYSE:CVA)	27.54	6,368,891	20.30	5,212,671
Great Lakes Hydro Income Fund (TSX:GLH.UN)	18.64	1,482,966	14.73	1,227,367
Innergex Renewable Energy Inc. (TSX:INE)	7.45	241,115	6.00	200,653
Renegy Holdings, Inc. (NasdaqCM:RNGY)	2.65	68,148	1.27	59,581
Median:	10.72		6.32
Mean:	12.22		7.79
Total:		19,765,342		13,893,077

Independent Power Producers
Allegheny Energy Inc. (NYSE:AYE)	45.02	11,635,743	27.30	8,523,707
Calpine Corp. (NYSE:CPN)	17.93	17,628,834	9.66	14,130,881
CMS Energy Corp. (NYSE:CMS)	13.14	9,212,131	9.85	9,162,221
Constellation Energy Group, Inc. (NYSE:CEG)	66.71	16,900,928	23.25	9,152,805
Edison International (NYSE:EIX)	46.51	25,884,470	33.19	21,544,667
Emera Inc. (TSX:EMA)	21.68	4,389,989	18.98	3,861,067
EPCOR Power L.P. (TSX:EP.UN)	20.45	1,716,261	14.67	1,413,711
Integrys Energy Group, Inc. (NYSE:TEG)	52.22	6,520,009	43.62	5,862,771
Maxim Power Corp. (TSX:MXG)	5.11	350,326	2.39	193,599
Mirant Corporation (NYSE:MIR)	29.52	5,604,096	15.85	3,065,933
Northland Power Income Fund (TSX:NPI.UN)	11.85	839,801	8.89	643,485
NRG Energy, Inc. (NYSE:NRG)	38.62	17,194,726	21.75	12,912,777
Reliant Energy Inc. (NYSE:RRI)	16.99	7,943,860	5.33	3,884,809
The AES Corporation (NYSE:AES)	15.43	29,997,502	6.61	24,063,864
TransAlta Corp. (TSX:TA)	35.36	9,990,352	18.95	6,579,615
Median:	21.68		15.85
Mean:	29.10		17.35
Total:		165,809,027		124,995,912
The information in the above charts is publicly available and Ewing Bemiss compiled the information into the charts from sources including the individual company websites and financial information data bases including, Thompson Financial and Capital IQ, with historical equity pricing data supplied by FT.com, copies of which are provided on the following pages.

Public Independent Power Producers a/o 8/21/08
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:-.,’¥i’“S’.;”¦¦:-’¦¦¦’ 5,382,3 8,896,0: 4,98 4.70 8,39 ¦ ¦ :;; : 508,1 9S1.S 7,602,1 20,4 4,34 10.6 ¦¦¦ . i ¦¦ ¦¦ .¦ 11,635,7 14.9 32.2 2.38 63.4 523,4 631.5 7,5S3,S 28.3 1.102.3 1,716,3 12,9 6,986,79,990,3 r-j ^. ftHeeheny-Enemv Inc. fBYSEsAVEl 45.02 pj S,\ Boiilsxlnc. 3.36 9-59 fTSXtBUft S3.W r-j *N CalstneCOrn, ^HYSEsCBM 3,30 10,2 17.93 p] ‘ s 3 Canacian Hvdro Detelooers Inc. 1.95 12.3 4.45 * 16.2 27-7 SI
^ “ ‘ (TSSCtKHM’ 1.42 7.61 m -.!«!»!«. P«mni»r:oro.’faYSEtCMS) 13.14
121 ¦¦ . a* Inc. 66,71 0.801 8.90 pil /^ Constellation ErterovtSrou tort- 4.0S 11-7
[t]-J ¦* ‘ fteVSEfceSS 27.54 1,30 6,71 pi Js> Cevanta Hotdifra Ooroorafc E-EIX1 3.39 8.14 pi “^ * Ediscn International ?NY5 p • 46,51 Em«.-3 In.-. r’TSXiEMAl 21.63 iiUliliy 20,45 eSEiind 18,64 oiflnc. 7.45
pj ‘ i * EPCOR. PtMser L.P. fTSKtEi 3.33 5.12 f—| f r <5h=at Lakes Hvdrce Irtcom B,92 12.7
LJ (T3X:GLH.UK) 4S.2 192-5 r—! j. s mneraese Renewable Enar
r-l a , IntearvB Enercv 6rouc Inc. S2.22 0.518 8.58
LJ ¦""' fSfYSEsTESS 2,74 9.89 pj T” ^axffp’ Power Com. rtSXt&IXGl 5.11 pj ‘*V JsKrantCoTOoratteft fBYSEi&SIR) 23.52 pi ‘ I; ¦ 5.42 Jfcrthland Power Income Fund 11,85 NM g 4.70 pj .,,^ HRSEnerav. lac. fKYSEtKRSl 33,62 9.80 pj ‘ s’< Reliant Enerav Inc. tWySElRRIl 16.39 2.98 10.2 • p; ,S^!R*rtictoJteUthci=i.iric.; : . 0.839 2-65 3.40 38.6 i pj i. The AES Corooration tRVSBtAES”) 15.43 pj ftM L.95 ¦SVT^i^feCdm.mskiji*!: 35.36 S.84 3,48 11-2 1 \tawng J-M of * ...^....^ ...g.>.”.MJ “j; “.i. .V”-..^ i
) ^Denotes proprietary information.

Public Independent Power Producers a/o 11/7/08	1 of 2
Public Independent Producer a o 11 7 2008 1 of 2 ($ in milions, except per share data) \ Company PriceGut. Cap Nel Debt PrefIntTEV ShareLTM as of Rev EBITDAEBIT Extra Est. Est.Est. FMrngs Delete [Allegheny Energy Inc. (UYSE:AYE)’M ilii 5 7-31S9.1 4iS15i.2 i3,903 \: — ‘- 52 £\8j523.7 i 14.8-Sep-3D-2Q08 $3,464,4 $1,172,95:833,9 $.2,875 * HA NAVjew : [_) Calcine Corp. fHYSErCPW1Si 9SS 4i3,pH 4p85i:1O042,0 “‘. — : 3,0: 14,130.38,7 Jun-30T2008 9,027.0 l,433.0:v 3.0 7.5.35. WA,’•’, MA ‘ JtAMew i-EDj, CMS Energy Corp. (NYSEiCMBlii B : —85:225.5,’: 2,221.2 SsgS.O v 293,0 ‘f 53i,{:’3*62.2’ ‘. : Kt.B Sep-30-:2tJ0B 665i,6 1,458,0 jSSS.O 0.442 MA : :)M :KAVfewEDj eonsteliation Energy Grot n, Inc. (NYSErCESt1 IJil Z3-25 178:4 ‘ S.ft4794.3 : “:— 210.1 9,15 s A p.7 3un0Zqdf’Zt,5.’l1,893,5 ij3 2,l 4.B5B NA: y: MA : -i NA IgwEdfeon International (WYSEtEIXI11 llil:. 33.19 325,3108 : : NANA VisD Emera Inc. fTSX:EMA£ A18.9S-. iil.92,123i3 ” liSl.-’ :-220.43,BBi.i 11.7: jul-30-20b8’ “1,146,0 477,1350.5 1.37:6w~ JNA MA. NAViewQ EPCCR Powsr L.P. fTSX:EP.UMl M 14 67 5349 "':0.8:.’5i,7—:. -C3i2 : 1413.7 ‘: : 5,1 Ssj3Q-2b68’._44S4178.1 97.0 0,794 :MA: MANA — ,D:llnteorvs Energy Group, Inc. fffYSErTEGl1 M *’ 43.62“76i43,33iS2*478,1-: 51,15,862,830,6 Jun-3-20OS12,590.5 759.6 532.£ 3,413 NA A MAView j :V Maxim Povr Corp. fTSMXGI*U’ SI 9 2.33 54.6 130.7 J}fM*” ‘. ‘ 0.1 133.6 1.9 Jun-30-2008 :113,3 Sl.S :’ 18,50.231NA NA ftt: i 0,: Mirant Corporation gNYSE:MIRa M 15.8:5185,72,942,9P 123.0-.,. — 3,OfiS.9:13.8. Jun-30-200B“1,035 f5000} J6450} (1.475}MA NA NAWew ‘ Horthland Power Income Fund fTSMPI.UN IJil *& 62.4: 554.2 K 83,3: — £ v643.5 to W-30-2M8 158:2 : 73f : 41,10.812 NA WA*.,-HRG Energy, Inc. trfYSEsWRG) ‘$£ it,75233.0 5,068.8 669S,0i,133,.O 7.012,912.8 12.2 Sep-30-2008 690,0 2,570,0 2,137,0 3.145 WA A:WAView ‘ Reliant Energy Inc. fKYSEiRRII1JJ 5.3339,8 1,864,4 0204 ‘-.*’ - 3,884,812,9 Jun-3Og&08,12,435.2 2,337.2 1,938.0 3,084KA mA View £]The AE5 Corporation fHYSEiAES)1 iiV S,6fS72.7 4,446.9:15,8tfa,0 :-3i803.O 24,063.93.4 Jun-302008 15,407,0 4,384,0 3,339,0 1.S12NA A m Viewj ssiii : :M:iM :’ L: (- WUW[ M: MffPw\ :’ TransAlta Corp. fT3X:TAl Ji 1111 18,95197.6 3,744,9 ,433,8 ‘-400,8 6,579,68,4 Sep-30-2008: 2,608.6 787.2387.0 1.146NA MA NA View1Comspan:y has new data available, Historical market data in saved corcip sets ils not auditable. Finandai data pr&vided by Capital IQ Historicsi Bqwty Pri&ng Data supplied by ITcom

Public Independent Power Producers a/o 11/7/08	2 of 2
Public Independent Producer a o 11 7 2008 2 of 2 ($ in milions, except per share data)
H.irk-I II V l If. i-.l.l’IIV liM I1V SIMl, hiMi-rl I PS IIV MM ILV NIM i\. MM (.iliriliy e: -i[- II V It. v ll’.TTIsA ll’.Ill).-lnn- I xlril’ i,i-,IVIl.I il It- v I. Ill I HA I ‘• Allegheny Energy Inc. fNVSE:AVEl H 5 4,615,2 $ 8,523,7Z,5x7.3x 9.5x 3.5x l,8x HA NA HA Calpine Corp. fNY3E:CPW i ‘ 4,035.914,130.9 l,57x 9,86x IS.OOx i.28x l.llx NA NA NA CIS Energy Cora. fHYSEtCMSl iS2,221,2 9,162.21.4x6.3x 10.3x 22.3X 0.9x NA NA NA Icnstellation Energy group, Inc. CMYSErCES) M4,148,4 9,152,8 0.43x 4.S2x 6,67x 5,10x Q.67x NA NA NA =V son International fHYSE:ED0 M10,813.7 21,544.7 l.SSx 5,58x 8.S4x 8.82x l,28x HA NA NA Ernera Inc. STSXrEMAI M 2,123,33,861,13.37x S.09x ll.Qlx 13,79x 1.62x NA NA NA EPCOR Power L.P. fTSXEP.UWl -© 790,81,413,73.2x 7.9x 14,6x IB.Sx 2,9x NA NA NA Inteqrvs Energy Group, Inc. fNYSEiTEG) Sil3,333.6 5,862.8 0.47x 7,72x 11.02x 12.78X l,43x NA NA NA Maxim Power Corn. fTSXlMXGl M 130,7 193,6 l,71x 6.18x 10,49x 10,36x 1.24x NA NA NA Mirant Corporation flWSE:MIR1 ‘iM-2,942.93,065.9 2,96x NM NM NM l,15x MA NA NA Northland Power Income Fund tTSXlNPI.UHl i£ 554,2 643.5 4.07X S,48x 15.65X 10.35x 2.20X NA NA NA ‘.-g Energy, Inc. fNYSEiKRG’i M 5,068,8 12,912,8l.Sx 5,0x 6.0x 6.9x l,8x NA NA NA J.—irant Energy Inc. fHYSEiRRI) &i 1,864.4 3,884.8 0,31x l.SSx 2.00x i.73x 0,4ix NA NA NA Tne AES Corporation fflYSEiAES’t M- 4,446,9 24,063,91.56x 5.49X 7,08x 3.65x 1.95x NA NA NA TransAlta Corp. iTTSXiTAIM3,744.9 6,579.62,5x8,4x 17.0x IS.Sx 2.3x NA NA NA High
4.1x 9,9x 17.0x 22.3x 2,9x 4,Ox 8.7x IS.lx Low 0,3x 1.7x 2,0x 1.3x 0.4x Q.4x 2,8x 4.7x Mean
2.0x 6.6x 10.4x 10.2x 1.5x l.Sx 6,4x 10, Ix Median
1.7x 6,8x 10.4x 9.9x l,4x l,4x 6.5x 9.3x 1Company has new data avaflabfe. Historical market data in saved comp sets is not auditable. Notes When a mismatch exists between the currency of the equity listing and the reported financial results such results are translated into the currency of the listing at the exchange rate applicable on the pricing date, Fmanaal data provided by Capital IO HJsb&ricai Eqwty Pricing Qat3 supplied bp FTcom

Public Renewable Energy Companies a/o 11/7/08	1 of 2
Public Renewable Energy Companies a o 11 7 2008 1 of 2
($ in milions, except per share data) LTM Diluted NTM NTM Total
EPSTotal N1M Diluted Stuck SharesMarket Total Min.TangBV LTM TotalLTM BeFore Rpv EBITDA EPS Company PriceOut.Cap Net DebtPref IntTEVSri.ire LTM as ofRev FRITDALTM EDITExtra Est. Est. Est.FiLnys D-.-lete 3i group Pic fLSEtim1~M S 8.13 371.9 $ 3,024.3S 2,420,8 £ 33.2 -S 5,478.3 517.2Mar-31-200S $ 1,593.4 S 1,171.7 * 1,160,7S 2.739 NA NA NAView Aloonouin Pov r Income Fund fTSXrAPF.um* B 2-56 73.8183.137S.0 - 15,7580,8 2.7Jun-30-2008174.079.342.8 0.239 NA NA MA View Q Boralex Inc. fTSXiBDO1 M 6.64 37.S251.2 89,8 - Q.6 341.6S.l Jun-3G-200B 169.5 54,6 35.00.3S5NA NA NA Canadian Hydro Developers Inc. fTSXiKHPlM 2.68143.6 385.0 407.1 - -7S2.1 2.9 Jun-30-2008 59,935.1 15.50.062 HA NA NA -Covanta Holdrnq Corporation fNYSElCWO MS 20.30 154.33,131.82,040.6- 40.25,212.74.8 Sep-30-200S 1,643.8 563.8 361.7 1.174 MA NA NAViewQ (Wat Lakes Hydro Income Fund rTSX,SLH.UNl’ M 14.73 48,3711.2529,9 — (13.7)1,227.46.1 Jun-30-2008147.2103.277.00.834 NA MA NA - irmeroe* Renewable Enemy Inc. fTSXilNEl* &6.003.7 142.3 5S.3 -0,0200.7 5,6 Jun-30-2008 4.6 1.1 0.30.092 NA NA MA — Q Reneqy Holdings. Inc. fNasdaoCMtRMGYl M l-6,2 7.9 51.7 — - 59.6 3.S Jun-30-2008 1,8 (9.6) (10.8}(2.470) NA NA NA View 1 Company has new data ava flabfe. Historical market data in saved comp sets is not auditable. Financial data provided by C30[i9l IO Historical Equity Pricing Data supplied by rrcom \ \V Ia’ .%*

Public Renewable Energy Companies a/o 11/7/08	2 of 2

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($ in millions, except per share data)

Company	Market Cap	TEV	TEV/LTM Total Rev	TEV/LTM EBITDA	TEV/LTM EBIT	P/Diluted EPS Before Extra	P/TangBV	TEV/ NTM Total Rev	TEV/NTM EBITDA	P/NTM EPS
3i Group Plc (LSE:III)[1]	$ 3,024.3	$ 5,478.3	3.44x	4.68x	4.72x	2.97x	0.47x	NA	NA	NA
Algonquin Power Income Fund (TSX:APF.UN)[1]	189.1	580.8	3.34x	7.33x	13.55x	8.56x	0.95x	NA	NA	NA
Boralex Inc. (TSX:BLX)[1]	251.2	341.6	2.02x	6.25x	9.76x	17.25x	1.08x	NA	NA	NA
Canadian Hydro Developers Inc. (TSX:KHD)[1]	385.0	792.1	13.22x	22.54x	40.56x	43.05x	0.92x	NA	NA	NA
Covanta Holding Corporation (NYSE:CVA)[1]	3,131.8	5,212.7	3.2x	9.2x	14.4x	17.3x	4.2x	NA	NA	NA
Great Lakes Hydro Income Fund (TSX:GLH.UN)[1]	711.2	1,227.4	8.34x	11.89x	15.94x	17.67x	2.40x	NA	NA	NA
Innergex Renewable Energy Inc. (TSX:INE)[1]	142.3	200.7	43.48x	181.05x	NM	65.41x	1.07x	NA	NA	NA
Renegy Holdings, Inc. (NasdaqCM:RNGY)[1]	7.9	59.6	33.8x	NM	NM	NM	0.3x	NA	NA	NA
High			43.5x	181.0x	40.6x	65.4x	4.2x	11.1x	21.2x	20.8x
Low			2.0x	4.7x	4.7x	3.0x	0.3x	2.1x	5.2x	7.1x
Mean			13.8x	34.7x	16.5x	24.6x	1.4x	5.8x	10.7x	15.2x
Median			5.9x	9.2x	14.0x	17.3x	1.0x	5.3x	10.0x	17.6x

[1]**Company has new data available. Historical market data in saved comp sets is not auditable.**

Note: When a mismatch exists between the currency of the equity listing and the reported financial results such results are translated into the currency of the listing at the exchange rate applicable on the pricing date.

Financial data provided by Capital IQ

Historical Equity Pricing Data supplied by FT.com

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